UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 15, 2023

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
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Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-254885) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 15, 2023, Arrival (the “Company”) issued a press release announcing the Q2 Earnings. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on November 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: November 15, 2023

Exhibit 99.1
Arrival Reports First Half of 2023 Financial Results

ARRIVAL ENTERS INTO SECURED BRIDGE FINANCING WITH EXISTING STAKEHOLDERS, ANNOUNCES COMMENCEMENT OF SALE OR STRATEGIC ALTERNATIVE PROCESS, AND RELEASES H1 FINANCIAL RESULTS

a.Arrival and its material subsidiaries, following active negotiations, enter into new secured bridge financing of up to $50.0 million of additional liquidity provided by Antara and Highbridge.
b.The secured bridge financing will provide working capital to the business and fund Arrival’s exploration of a potential sale or strategic alternative transaction. Jefferies LLC, Atlanticus Advisors LLC, and Ropes & Gray LLP are advising on the sale or strategic alternative process.
c.Arrival’s H1 2023 financial results have been released.

LUXEMBOURG – November 15, 2023 –Arrival (Nasdaq: ARVL) (“Arrival”), inventor of a unique new method of design and production of electric vehicles (“EVs”) and its material subsidiaries, have entered into a new secured bridge financing (the “Bridge Financing”) with certain funds or accounts managed or advised by Antara Capital LP (collectively “Antara”) and Highbridge Capital Management, LLC (collectively “Highbridge”).

Pursuant to the terms of the Bridge Financing (and subject to the satisfaction or waiver of certain conditions precedent) an amount of $10 million has been funded to Arrival’s subsidiaries on first drawing with (subject to the satisfaction or waiver of certain conditions subsequent (including, but not limited to, the corporate reorganisation of the group)) a provision of a further $20 million of new drawings included within the Bridge Financing (such indebtedness, the “Tranche A Loans”). A further $20 million may be made available to the Group under the Bridge Financing, subject to the agreement of the lenders.

The Bridge Financing also includes a second tranche (the “Tranche B Loans”) issued on account of a private exchange of approximately $164 million in aggregate principal of existing convertible senior notes into Tranche B Loans in an aggregate principal amount of $90 million. In connection with such exchange, the accrued and unpaid interest on the exchanged notes of approximately $2 million was capitalized into additional Tranche A Loans. The obligations under the Bridge Financing are (x) secured by the assets of Arrival and certain of its material subsidiaries and (y) guaranteed by Arrival and certain of its material subsidiaries, with the Tranche A Loans being so secured on a first lien basis and the Tranche B Loans on a second lien basis.

The Bridge Financing contains a number of covenants including a minimum liquidity covenant and a cash flow variance covenant in each case calculated in line with the liquidity needs and expected liabilities of the group.

Interest on the Bridge Financing accrues at the secured overnight financing rate (SOFR) plus 8%, with interest payable in kind. The Bridge Financing includes the provision of an exit fee due to the lenders in the amount of 2.25% of the committed amounts of new money and capitalised interest due on the existing notes, under the Tranche A Loans. This exit fee will be payable, subject to certain conditions, on repayment, prepayment, or cancellation of the Bridge Financing.

The Bridge Financing has a term of 120 days and matures on March 12, 2024. The proceeds of the facility must be used to finance the working capital and liquidity requirements of Arrival and its subsidiaries.

The Bridge Financing, together with internally generated cash, is intended to strengthen liquidity for Arrival and its subsidiaries as they explore a sales and marketing process for all or substantially all of their assets or another strategic alternative transaction. In connection with this process, Arrival published on its website today, at www.arrival.com/topic/news, a presentation related to the marketing process for its assets, which presentation was previously provided by the Company and its advisors to certain potential transaction counterparties. Arrival expects that the proceeds from the drawings under the Bridge Financing, assuming full utilization thereof, will provide sufficient liquidity for Arrival through the end of 2023, allowing Arrival to make significant progress on the above-mentioned sales and marketing process. There can be no guarantees that Arrival will be able to satisfy the conditions subsequent related to the additional drawings under the Bridge Facility and that such drawing will become available.

Jefferies LLC, Atlanticus Advisors LLC, and Ropes & Gray LLP are advising on the sale or strategic alternative process.

Recent Business Highlights

Arrival ended the first half of 2023 with approximately $43 million of cash and cash equivalents. First half results include a decrease in administrative expenses of approximately $38 million when compared to the first half of 2022. The decreases reflect management’s actions to restructure the business to reduce costs that included reductions in workforce that began in Q1 of 2023.

There has been two staff restructuring processes which have contributed to cost savings. These were announced to staff in January 2023 and October 2023.

H1 2023 Financial Results

•Cash and cash equivalents of $42.5 million as of June 30, 2023.
•Capital expenditure for the period, including tangible and intangible purchases, of $4.1 million, compared to $198.9 million in the first half of 2022.
•Administrative expenses were $97.8 million and non-capitalized R&D were $56.5 million in the period, compared to administrative expenses of $136.4 million and non-capitalized R&D expenses of $60.3 million in the first half of 2022. Administrative expenses and non-capitalized R&D decreased $38.6 million and $3.8 million, respectively, when compared to the first half of 2022
•The employee cost savings from the January 2023 restructuring were approximately $4.6 million per month.
•Loss for the period of $155.7 million, compared to a loss for the period of $100.0 million in the first half of 2022.
•Shares outstanding totaled 18,375,108 on June 30, 2023 compared to 638,237,901 on June 30, 2022. Reduction due to reverse stock split of April 6, 2023.

Reconciliation of Net Loss to EBITDA in USD (Thousands)

In thousands of US$	Six months ended June 30, 2023	Six months ended June 30, 2022

(Loss) for the period	(155,685)	(99,950)
Interest expense/ (income), net	22,951	8,609
Tax expense/ (income)	1,621	4,152
Depreciation and amortization	39,438	18,481
EBITDA	(91,675)	(68,708)

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws related to Arrival’s intentions regarding the dispute. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Contacts:

For Arrival

Media
pr@arrival.com
Investors
ir@arrival.com